Chardan Capital Markets, LLC

17 State Street

Suite 1600

New York, NY 10004

August 29, 2007

VIA TELECOPY (202) 942-9516

United States Securities and

Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3651

RE:	InterAmerican Acquisition Group Inc.

Registration Statement on Form S-1

File No. 333-125558

Ladies and Gentlemen:

In connection with the above-referenced offering and in compliance with Rule 418(a)(7) the following is the approximate distribution of the preliminary prospectus, dated August 3, 2007. Distributions of the preliminary prospectus were made between August 9, 2007 and the present date.

Approximately 925 preliminary prospectuses were distributed to approximately 9 prospective Underwriters and Dealers. Approximately 725 preliminary prospectuses were delivered to approximately 725 individuals and 200 preliminary prospectuses were delivered to approximately 200 institutional investors.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,
Chardan Capital Markets, LLC

By:	/s/ Kerry Propper
	Name:	Kerry Propper
	Title:	Chief Executive Officer